                                    UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934  [FEE REQUIRED]

                       For the fiscal year ended June 30, 1997

                                          OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from                    to
                               ------------------    --------------------

Commission file number         33-88216
                               ------------------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Sunrise Medical Inc.
                            2382 Faraday Avenue, Suite 200
                             Carlsbad, California  92008

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN


               INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                            Page
                                                                            ----

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . .      1

Financial Statements:

  Statements of Net Assets Available for Benefits at
    June 30, 1997 and 1996. . . . . . . . . . . . . . . . . . . . . . .      2

  Statement of Changes in Net Assets Available for Benefits for
    the year ended June 30, 1997. . . . . . . . . . . . . . . . . . . .      3

  Statement of Changes in Net Assets Available for Benefits for
    the year ended June 30, 1996. . . . . . . . . . . . . . . . . . . .      4

  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .      5

Supplemental Schedules:

  Schedule I - Item 27a - Schedule of Assets Held for Investment
    Purposes at June 30, 1997 . . . . . . . . . . . . . . . . . . . . .     10

  Schedule II -Item 27d - Schedule of Reportable Transactions
    for the year ended June 30, 1997. . . . . . . . . . . . . . . . . .     11

                             INDEPENDENT AUDITORS' REPORT

The Board of Trustees of Sunrise Medical Inc. Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) as of
June 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended
June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan as of June 30, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ KPMG Peat Marwick LLP

Los Angeles, California
November 7, 1997

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                   Statements of Net Assets Available for Benefits

                                June 30, 1997 and 1996


                    ASSETS                              1997          1996
                                                   -------------- --------------

Investments, at fair value (note 3)               $  46,173,715     39,894,548
Receivables:
 Employer's contribution                              2,401,219      2,031,758
 Participants' contributions                            284,756        299,834
                                                   -------------- --------------

           Net assets available for benefits      $  48,859,690     42,226,140
                                                   -------------- --------------
                                                   -------------- --------------





See accompanying notes to financial statements.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

              Statement of Changes in Net Assets Available for Benefits
                           For the year ended June 30, 1997


                                                         American
                                                          Express           IDS           IDS New          IDS
                                                       Trust Income        Mutual        Dimenstions      Stock
                                                          Fund II           Fund            Fund           Fund
                                                      ---------------  ---------------  -------------  -------------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net       $       848,330          538,533      2,255,631        516,778
Interest and dividends                                             -          717,359        455,126        220,863
                                                      ---------------  ---------------  -------------  -------------

Net investment income (loss)                                 848,330        1,255,892      2,710,757        737,641

Contributions:
Employer's                                                 1,060,454          484,526        724,917        318,808
Participants'                                                917,590          643,913      1,147,515        478,188
                                                      ---------------  ---------------  -------------  -------------

Total additions                                            2,826,374        2,384,331      4,583,189      1,534,637

Deductions from net assets attributed to:
Vested benefits paid to participants                       2,137,874          790,485      1,223,344        448,564
                                                      ---------------  ---------------  -------------  -------------

Net increase (decrease) before interfund transfers           688,500        1,593,846      3,349,845      1,086,073

Interfund transfers                                           98,307          (60,095)      (106,366)       106,532
                                                      ---------------  ---------------  -------------  -------------

Net increase (decrease)                                      786,807        1,533,751      3,243,479      1,192,605

Net assets available for benefits:
Beginning of year                                         14,253,126        6,275,409     10,499,875      2,763,854
                                                      ---------------  ---------------  -------------  -------------

End of year                                          $    15,039,933        7,809,160     13,743,354      3,956,459
                                                      ---------------  ---------------  -------------  -------------
                                                      ---------------  ---------------  -------------  -------------


                                                                       Sunrise Medical,
                                                            IDS          Inc. Pooled
                                                         Selective      Common Stock      Loans to
                                                           Fund             Fund        Pariticipants      Total
                                                      ---------------  ---------------  -------------  -------------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net                 2,182       (1,000,092)             -      3,161,362
Interest and dividends                                       143,535           16,605         99,577      1,653,065
                                                      ---------------  ---------------  -------------  -------------
Net investment income (loss)                                 145,717         (983,487)        99,577      4,814,427

Contributions:
Employer's                                                   142,626          452,310              -      3,183,641
Participants'                                                189,460          598,841              -      3,975,507
                                                      ---------------  ---------------  -------------  -------------

Total additions                                              477,803           67,664         99,577     11,973,575

Deductions from net assets attributed to:
Vested benefits paid to participants                         226,006          367,021        136,731      5,340,025
                                                      ---------------  ---------------  -------------  -------------

Net increase (decrease) before interfund transfers           251,797         (299,357)       (37,154)     6,633,550

Interfund transfers                                          (41,552)        (194,987)       198,161              -
                                                      ---------------  ---------------  -------------  -------------

Net increase (decrease)                                      210,245         (494,344)       161,007      6,633,550

Net assets available for benefits:
Beginning of year                                          1,811,793        5,585,654      1,036,429     42,226,140
                                                      ---------------  ---------------  -------------  -------------

End of year                                                2,022,038        5,091,310      1,197,436     48,859,690
                                                      ---------------  ---------------  -------------  -------------
                                                      ---------------  ---------------  -------------  -------------

See accompanying notes to financial statements.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

              Statement of Changes in Net Assets Available for Benefits
                           For the year ended June 30, 1996



                                                        American
                                                         Express          IDS           IDS New          IDS
                                                      Trust Income       Mutual       Dimenstions       Stock
                                                         Fund II          Fund           Fund            Fund
                                                     ---------------  -------------  --------------  -------------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net      $       803,083        495,935       1,750,173        266,533
Interest and dividends                                            -        211,848         374,905         98,845
                                                     ---------------  -------------  --------------  -------------

Net investment income (loss)                                803,083        707,783       2,125,078        365,378

Contributions:
Employer's                                                  953,895        448,523         601,320        242,638
Participants'                                             1,134,668        742,184       1,252,715        550,017
                                                     ---------------  -------------  --------------  -------------

Total additions                                           2,891,646      1,898,490       3,979,113      1,158,033

Deductions from net assets attributed to:
Vested benefits paid to participants                      1,855,584        530,881       1,155,149        158,971
                                                     ---------------  -------------  --------------  -------------

Net increase (decrease) before interfund transfers        1,036,062      1,367,609       2,823,964        999,062

Interfund transfers                                        (879,747)      (101,455)        160,882         83,406
                                                     ---------------  -------------  --------------  -------------

Net increase (decrease)                                     156,315      1,266,154       2,984,846      1,082,468

Net assets available for benefits:
Beginning of year                                        14,096,811      5,009,255       7,515,029      1,681,386
                                                     ---------------  -------------  --------------  -------------

End of year                                         $    14,253,126      6,275,409      10,499,875      2,763,854
                                                     ---------------  -------------  --------------  -------------
                                                     ---------------  -------------  --------------  -------------


                                                                      Sunrise Medical,
                                                           IDS           Inc. Pooled
                                                        Selective       Common Stock      Loans to
                                                          Fund              Fund        Pariticipants       Total
                                                     ---------------  ----------------  -------------  --------------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net              (39,493)       (2,434,804)             -         841,427
Interest and dividends                                      104,290            19,071         75,621         884,580
                                                     ---------------  ----------------  -------------  --------------

Net investment income (loss)                                 64,797        (2,415,733)        75,621       1,726,007

Contributions:
Employer's                                                  155,796           484,416              -       2,886,588
Participants'                                               281,351           866,769              -       4,827,704
                                                     ---------------  ----------------  -------------  --------------

Total additions                                             501,944        (1,064,548)        75,621       9,440,299

Deductions from net assets attributed to:
Vested benefits paid to participants                         94,575           986,677         35,120       4,216,957
                                                     ---------------  ----------------  -------------  --------------

Net increase (decrease) before interfund transfers          407,369        (1,451,225)        40,501       5,223,342

Interfund transfers                                         139,178           369,198        228,538               -
                                                     ---------------  ----------------  -------------  --------------

Net increase (decrease)                                     546,547        (1,082,027)       269,039       5,223,342

Net assets available for benefits:
Beginning of year                                         1,265,246         6,667,681        767,390      37,002,798
                                                     ---------------  ----------------  -------------  --------------

End of year                                               1,811,793         5,585,654      1,036,429      42,226,140
                                                     ---------------  ----------------  -------------  --------------
                                                     ---------------  ----------------  -------------  --------------

See accompanying notes to financial statements.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                            Notes to Financial Statements
                                June 30, 1997 and 1996


(1) DESCRIPTION OF PLAN

    The following description of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) is provided for general information purposes only. The Plan is sponsored by Sunrise Medical Inc. and certain of its subsidiaries (the Company), and the Plan's trustee and recordkeeper is American Express Trust Company (American Express), formerly IDS Bank & Trust (IDS). Participants should refer to the Plan for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan which went into effect July 1, 1984 and is generally available to all U.S. employees who have completed 60 days of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    CONTRIBUTIONS

    The following types of contributions are allowable under the Plan:

      - Salary Deferral Contributions -- Participants may contribute up to 14% of their pre-tax earnings, as defined in the Plan, subject to limitation. A participant's total tax-deferred contribution cannot exceed $9,500 in calendar years 1997 or 1996.

      - Matching Employer Contributions -- The Company contributes matching amounts each Plan year. Salary deferral contributions were matched 100% up to a maximum of $400 per participant for the Plan years ended June 30, 1997 and 1996.

      - Discretionary Employer Contributions -- The Company may make an additional profit sharing contribution to those eligible participants who have completed one year of service and are actively employed as of the last day of the Plan year. This contribution is limited to a maximum of 6% of the participant's eligible earnings and is allocated in proportion to each participant's earnings.

      - Post-tax Participant Contributions -- Post-tax contributions of up to 10% of a participant's earnings may be contributed to the Plan.

      - Rollover Contributions -- Amounts distributed to participants from other qualified employee benefit plans may be rolled into the Plan.

    All contributions are allocated to the Plan's investment funds at the direction of the participants.

    The total annual addition to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable net earnings.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                       Notes to Financial Statements, Continued


    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution (matching employer and discretionary employer) and (b) fund earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    VESTING

    Participants are immediately vested in their contributions, matching employer contributions, rollover contributions and related earnings thereon.

    Full vesting in the discretionary employer contributions occurs at the earliest of the following dates:

      -  Completion of five vesting years of service;

      -  Participant's death;

      -  Participant becomes disabled as defined under the Plan;

      -  Participant's normal retirement date; or

      -  Upon termination or partial termination of the Plan.

    Participants become partially vested in the discretionary employer contributions at 25% increments per year starting with the second year of service.

    INVESTMENT OPTIONS

    Participants may allocate their contributions to any combination of the following investment choices managed by American Express:

              NAME OF MUTUAL FUND                  TYPE OF INVESTMENTS
    --------------------------------------- ------------------------------------

    American Express Trust Income Fund II   A collective investment fund that
                                            seeks a steady rate of return by
                                            investing in Guaranteed Investment
                                            Contracts (GICs) and money market
                                            instruments.

    IDS Mutual Fund                         A growth and income fund that
                                            invests in bonds, common stocks and
                                            notes.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                       Notes to Financial Statements, Continued


              NAME OF MUTUAL FUND                  TYPE OF INVESTMENTS
    --------------------------------------- ------------------------------------

    IDS New Dimensions Fund                 An aggressive growth fund that
                                            invests primarily in common stocks
                                            of companies with excellent
                                            technology, marketing, or
                                            management.

    IDS Stock Fund                          The fund seeks current income and
                                            growth of capital through
                                            investments in common stocks of
                                            companies.

    IDS Selective Fund                      The fund seeks to provide current
                                            income with the preservation of
                                            capital and invests in the four
                                            highest grades of corporate bonds,
                                            government securities, and money
                                            market securities.

    Sunrise Medical Inc. Pooled Common      The fund aims for long-term capital
       Stock Fund                           appreciation with 90% to 95% of the
                                            fund invested in the stock of
                                            Sunrise Medical Inc.

    LOANS TO PARTICIPANTS

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loans to Participants fund. Loan terms range from 1 month to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime interest rate plus two percentage points. Interest rates range from approximately 9.5% to 11% at June 30, 1997. Principal and interest are paid ratably through monthly payroll deductions.

    PAYMENT OF BENEFITS

    Benefits to participants or beneficiaries generally are payable as a lump sum equal to the value of their vested account upon retirement, disability, death or termination of the participant or termination of the Plan. Additionally, participants may withdraw their salary deferral contributions during financial hardships, as defined in the Plan.

    ADMINISTRATIVE EXPENSES

    Plan administrative expenses are funded first by participant fees and then by forfeitures. Plan administrative expenses were $96,021 and $43,383 in 1997 and 1996, respectively. Forfeitures totaled $68,574 and $83,203 for the years ended June 30, 1997 and 1996, respectively.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                       Notes to Financial Statements, Continued


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared using the accrual method of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair value. Fair value is determined by American Express based on quoted market prices for the underlying assets within each fund and based on contract value for benefit responsive guaranteed investment contracts from insurance companies. Company stock is valued using quoted market prices. Loans to participants are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis.

    USE OF ESTIMATES

    The plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) INVESTMENTS

    The Plan's investments consist primarily of collective investment funds and common stock. The Plan's investments in collective investment funds are held by the American Express Income Fund II, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, IDS Selective Fund, and American Express Trust Money Market Fund I, which are IDS-administered trust funds. Investments in the Sunrise Medical Inc. Pooled Common Stock Fund primarily consist of the common stock of Sunrise Medical Inc. The Plan's investment consist of the following at June 30:

                                                            1997         1996
                                                        ------------ -----------

        American Express Trust Income Fund II*         $  14,233,678  13,573,394
        IDS Mutual Fund*                                   7,267,100   5,727,236
        IDS New Dimensions Fund*                          13,175,109  10,058,644
        IDS Stock Fund*                                    3,682,194   2,555,129
        IDS Selective Fund                                 1,907,071   1,701,102
        Sunrise Medical Inc. Pooled Common Stock Fund*     4,474,132   4,866,727
        American Express Trust Money Market Fund I           236,742     375,887
        Loans to participants                              1,197,689   1,036,429
                                                        ------------ -----------

                                                       $  46,173,715  39,894,548
                                                        ------------ -----------
                                                        ------------ -----------

        * Represents more than 5% of total plan assets.

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                       Notes to Financial Statements, Continued


(4) PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    Included in net assets available for benefits at June 30, 1996 was $21,533 for amounts related to Plan participants and participants who have terminated their service with the Company and requested a lump sum distribution of their account balance. This amount is reflected as benefits payable on the Form 5500 which is filed with the Internal Revenue Service. There were no such amounts in 1997.

(6) INCOME TAXES

    The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                      SCHEDULE 1

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

              Item 27a - Schedule of Assets Held for Investment Purposes

                                    June 30, 1997



                                                                                            CURRENT
     IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                  COST            VALUE
  -----------------------    ----------------------------------------   --------------   -------------
*   American Express         Mutual Fund                               $  12,642,598       14,233,678
      Income Fund II            842,933 shares at $16.89 per share

*   IDS Mutual Fund          Mutual Fund                                   6,324,366        7,267,100
                                499,011 shares at $14.56 per share

*   IDS New Dimensions       Mutual Fund                                   9,072,512       13,175,109
       Fund                     559,690 shares at $23.54 per share

*   IDS Stock Fund           Mutual Fund                                   2,978,009        3,682,194
                                143,017 shares at $25.73 per share

*   IDS Selective Fund       Mutual Fund                                   1,922,516        1,907,071
                                210,469 shares at $9.06 per share

*   Sunrise Medical Inc.     Sunrise Medical Inc. Pooled Common            6,391,058        4,474,132
                                Stock Fund 296,064 shares at $15.11
                                per share

*   American Express Trust   Money Market                                    236,742          236,742
       Money Market Fund I      236,742 shares at $1.00 per share

*   Loans to participants    Interest rate ranges from 9.5% to 11%         1,197,689        1,197,689
                                                                        --------------   --------------

                             Balance at June 30, 1997                   $ 40,765,490       46,173,715
                                                                        --------------   --------------
                                                                        --------------   --------------



*   Party-in-interest


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                                 SUNRISE MEDICAL INC.
                             PROFIT SHARING/SAVINGS PLAN

                    Item 27d - Schedule of Reportable Transactions

                           For the year ended June 30, 1997



                                                                            CURRENT
                                                                            VALUE OF
                                                            COST OF         ASSET ON          NET
     IDENTITY OF             PURCHASE         SELLING        ASSET        TRANSACTION       GAIN OR
    PARTY INVOLVED           PRICE (1)       PRICE (1)      SOLD (1)        DATE (1)        (LOSS)
----------------------     -------------    ------------  ------------   --------------   -------------
 American Express          $  2,454,390      2,620,178      2,547,023       2,454,390       73,155
   Trust Income
   Fund II

 IDS New Dimensions           2,811,815                                     2,811,815
   Fund

 Sunrise Medical Inc.         2,344,527                                     2,344,527
   Pooled Common
   Stock Fund





(1) Series of transactions




See accompanying independent auditors' report.

                                    EXHIBIT INDEX


       EXHIBIT NUMBER                     DESCRIPTION
   -----------------------   ---------------------------------------------

           23.1                Consent of KPMG Peat Marwick LLP

                                      SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


December 23, 1997               Sunrise Medical Inc. Profit Sharing/Savings Plan
                              --------------------------------------------------
                                                 (Name of Plan)



                             /s/ Richard H. Chandler
                             ---------------------------------------------------
                             Richard H. Chandler
                             Plan Administration Committee Member



                             /s/ Ted N. Tarbet
                             ---------------------------------------------------
                             Ted N. Tarbet
                             Plan Administration Committee Member



                             /s/ Roberta C. Baade
                             ---------------------------------------------------
                             Roberta C. Baade
                             Plan Administration Committee Member